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CONFIDENTIAL
F0IA CONFIDENTIAL TREATMENT REQUESTED

                                DAVIS MALM &
                                D'AGOSTINE P.C.
                                 ATTORNEYS AT LAW

July 23, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:    John Zitko
Mail Stop 3561

RE:
Harbor Acquisition Corporation
Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A
File No. 001-32688

Ladies and Gentlemen:

        On behalf of Harbor Acquisition Corporation ("Harbor"), there is herewith transmitted electronically for filing Amendment No. 4 to Harbor's preliminary proxy statement and the revised text of the proxy card. The amended preliminary proxy statement relates to Harbor's solicitation of proxies for a special meeting of stockholders to be held as soon as practicable in order to provide an opportunity for the Harbor stockholders to vote on the proposed acquisition by Harbor of Elmet Technologies, Inc. ("Elmet"). Subject to approval by the Harbor stockholders, Harbor proposes to acquire Elmet in accordance with the Stock Purchase Agreement dated October 17, 2006, as amended by Amendment No. 1 dated as of February 9, 2007 and Amendment No. 2 dated July 19, 2007 (as so amended, the "stock purchase agreement"), among Elmet, the stockholders of Elmet, and Harbor.

        To assist review of the amended preliminary proxy statement by the Commission's staff, we are delivering to John Zitko three printed copies of the amended preliminary proxy statement and the revised text of the proxy card. Each of those copies is marked to show changes from Harbor's preliminary proxy statement as filed with the Commission on May 31, 2007. As described in the response to comment no. 41 below, we are also providing to Mr. Zitko copies of certain additional documents requested in connection with the staff's review of the amended preliminary proxy statement.

        Harbor responds as described below to each of the comments in the letter dated July 12, 2007 (the "Comment Letter") from John Reynolds, Assistant Director. Each such comment and related response has the same number as in the Comment Letter, but the page numbers in the comments and the responses have been updated to the relevant page numbers in the amended preliminary proxy statement.

ONE BOSTON PLACE · BOSTON · MA 02108
617-367-2500 · fax 617-523-6215
www.davismalm.com

[CONFIDENTIAL TREATMENT OF PORTIONS OF THIS DOCUMENT REQUESTED BY
HARBOR ACQUISITION CORPORATION]

General

1.
We note that Elmet's revenues declined in FY 2006 from those in FY 2005. We also note that, once the Harbor transaction-related expenses are removed from Elmet's EBITDA calculations, Elmet's EBITDA also appear to have decreased. Since you disclose that Elmet's growth and diversification, along with its EBITDA were significant factors considered by your board and special committee, please revise risk factors and where appropriate to address the board consideration of these factors.

        RESPONSE: In response to this comment, an additional risk factor has been added as the first risk factor on page 36 and the related text which now appears as the second full paragraph on page 69 has been expanded to provide the relevant disclosures. Please note that these additional disclosures describe the decrease only in Elmet's total revenues for 2006 as compared to 2005, and not in adjusted EBITDA (which, after adding back transaction expenses and other non-recurring or extraordinary charges, increased from 2005 to 2006). Harbor's special committee and board of directors considered Elmet's adjusted EBITDA when determining its fair value. Adjusted EBITDA eliminates the effect of such non-recurring or extraordinary charges, which Harbor's special committee and board of directors did not believe were relevant for purposes of determining Elmet's long-term value. In the calculation of Elmet's adjusted EBITDA, such charges were added back to Elmet's operating income only to the extent that such charges had already been deducted in calculating Elmet's net income (which is the starting number for the calculation of adjusted EBITDA). Such charges were included in Elmet's selling, general and administrative expenses for 2006 (see pages 141 and 143 of the proxy statement). Accordingly, the actual level of Elmet's transaction expenses and other non-recurring or extraordinary charges which were incurred in 2006 had no net effect (either positive or negative) on the level of Elmet's adjusted EBITDA for that year.

2.
We note your response to comment one from our letter of May 10, 2007 and your amended disclosure on page [53]. With a view to disclosure, tell us the details of each company in which Mr. Cady and any of your officers or directors has a financial interest, including all dates of involvement and each relation to any officer, director, and special advisor of Harbor.

        RESPONSE: Other than passive investments which Mr. Cady and others may have as owners of securities of publicly traded companies, Mr. Cady has no financial interest in any company in which Harbor's officers, directors or special advisors have an interest.

3.
In connection with the preceding comment, please disclose on page [53] why Mr. Hanks wanted to familiarize Mr. Cady with Harbor in April 13, 2006.

        RESPONSE: The portion of the carryover paragraph at the top of page 53 has been revised in response to this comment.

4.
We reissue comment two from our letter of May 10, 2007. We note the statement regarding the lack of "affiliations or significant relationships" on pages [7] and [63-64], but such disclosure does not fully address our prior comment. Please disclose in both your "Q&A" section and "Background of the Acquisition" section all connections, affiliations, relationships between each member of your special committee and each officer, director and special advisor of HAC.

[CONFIDENTIAL TREATMENT OF PORTIONS OF THIS DOCUMENT REQUESTED BY
HARBOR ACQUISITION CORPORATION]

  Additionally, please advise us of the names of the two private companies referenced in your newly-added disclosure.

        RESPONSE: Disclosure has been added as the first full Q&A on pages 7-8 and the "Background of the Acquisition" as the carryover paragraph on pages 63-64 in response to this comment. Harbor has also identified the two private companies in the portion of that carryover paragraph at the top of page 64.

5.
We note your response to comments three, four and five from our letter of May 10, 2007, and the statement that "Harbor does not believe that the Procedures are inconsistent with the conversion procedures described in the IPO prospectus and therefore does not agree that they are "newly proposed conversion terms." We note that the procedures added to the first amendment of your proxy statement result in an apparent obligation to deliver shares without the option of reclaiming possession. We further note your response to comment five, which indicates these procedures could cost a shareholder as much as $50 to carry out.

  It appears that the company's Form S-1 does not refer to a requirement that converting shareholders deliver shares they wish to convert without the option of reclaiming possession; or to an additional cost of approximately $25-$50, an amount that is considerably higher than the per share offer price. Nor does the S-1 appear to reference any increased cost of stock ownership if a shareholder holds shares in street name. We reissue prior comment three. Please further advise us on what basis you believe the additional steps and fees related to conversion are consistent with the disclosure set forth in the Form S-1. If you conclude that they are not, please disclose the potential consequences, including any liabilities, to the company and its stockholders.

        RESPONSE: In response to comments nos. 5 through 12, Harbor has discussed with Continental Stock Transfer & Trust Company ("CST&T"), its transfer agent, whether alternative procedures are available which will allow Harbor to accurately determine at the time of Harbor's stockholder meeting the extent to which its stockholders ("Public Stockholders") who then hold Harbor shares which were purchased in Harbor's IPO or in the aftermarket ("IPO Shares") and who have elected to hold their shares in "street name" have validly exercised conversion rights, but which will not require those Public Stockholders to incur any costs or delays associated with delivery of stock certificates to CST&T. CST&T has advised Harbor that such alternative procedures have been recently developed by CST&T and several other special purpose acquisition companies for which CST&T serves as transfer agent, and those alternative procedures are now described under "Conversion Rights" on pages 48-49 of the proxy statement. Harbor respectfully submits that those alternative procedures respond to each of the concerns of the staff as described in comments nos. 5 through 12. In particular, those alternative procedures allow for delivery of shares to Harbor's transfer agent in electronic format, do not require any issuance or delivery of stock certificates (or costs to Public Stockholders associated with issuance and delivery of such stock certificates), and permit any Public Stockholders who have initially elected to exercise conversion rights to easily recover their shares prior to the vote on the acquisition at Harbor's meeting of stockholders should they subsequently decide not to pursue such rights. Please also see the responses to comment nos. 8 and 10 below.

6.
Additionally, as the procedures described on page [49] require delivery of a stock certificate either duly endorsed or with a stock power (in both cases with a signature guarantee), please explain the basis of the statement contained in your response, and as it relates to the disclosure in the S-1,

[CONFIDENTIAL TREATMENT OF PORTIONS OF THIS DOCUMENT REQUESTED BY
HARBOR ACQUISITION CORPORATION]

  that "stockholders electing to exercise conversion rights will need to hold their shares both on the record date of the special meeting and through the consummation of the transaction."

        RESPONSE: Please see the response to comment no. 5 above.

7.
In this regard, please revise pages [10] and [49] to provide a bullet-point for each of the documents that would need to be delivered for conversion purposes. Tied to each identified document, provide the actual representations or statements that it must contain in order to meet the requirements for conversion.

        RESPONSE: Please see the response to comment no. 5 above. The bullet points which have been added to the portion of the carryover paragraph at the top of page 10 and the first full paragraph on page 49 specifically describes the documents which need to be delivered and the representations or statements that such documents must contain.

8.
We note the intended representation that shareholders will continue to hold such shares through the closing of the acquisition. Please disclose whether shareholders may decide at any time after delivering their shares to the transfer agent that they want to change their vote pursuant to one of the three options disclosed in the bullet points on pages [47-48]. We may have further comment.

        RESPONSE: Please see the response to comment no. 5 above. As now described in the second full paragraph on page 49, a Public Stockholder who has initially elected to exercise conversion rights but who subsequently decides to revoke such election may now do so by having his bank or broker electronically remove his shares from the account of CST&T at the Depository Trust Company ("DTC").

9.
Please disclose, to the best of your knowledge, the approximate percentages of your shareholders that hold in "street name" and as record holders. Explain how shareholders may determine the nature of their ownership in order to be sure to comply with the correct representations and actions.

        RESPONSE: Based upon information provided by CST&T, Harbor understands that all of the 13.8 million total outstanding IPO Shares are now held in "street name" and on deposit in the respective accounts of the relevant banks and brokerage firms at DTC. Harbor also believes that each Public Stockholder who has elected to have his, her or its shares held in "street name" will know that such shares are held in "street name" and the bank or brokerage firm which that stockholder has selected to hold such shares for the stockholder's benefit, since that stockholder will not hold a stock certificate issued in the stockholder's name but rather those shares will be reported by that bank or brokerage firm in the account statements which that stockholder receives directly from that bank or brokerage firm.

10.
Also, explain if and why shareholders in "street name" are not able to deliver shares to the transfer agent in electronic format. If such shareholders are able to deliver shares electronically under your procedures, please revise the description of your procedures to clearly explain how they may do so.

        RESPONSE: Please see the response to comment no. 5 above. As there described, the procedures now set forth on page 49 of the proxy statement do permit Public Stockholders who wish to exercise conversion rights to deliver their shares electronically to Harbor's transfer agent and clearly explain how they may do so.

[CONFIDENTIAL TREATMENT OF PORTIONS OF THIS DOCUMENT REQUESTED BY
HARBOR ACQUISITION CORPORATION]

11.
We note your response to prior comment five. Please revise to indicate, if true, that shareholders who own a small number of shares, such as two to six, through a discount broker or otherwise, may be forced to pay more than the value of their shares in order to elect conversion. Also, revise page [49] to disclose if the processing fees and other similar reimbursable charges include any amounts incurred to notarize a signature or obtain a "signature guarantee." Your revised disclosure should include the discussion provided in response to comment five of the range from $25 to $50 for transaction fees.

        RESPONSE: Please see the response to comment no. 5 above. Since the conversion procedures now described on page 49 of the proxy statement do not require the issuance or delivery of any stock certificates, Harbor understands that such conversion procedures will not result in any transaction fees.

12.
We also note the statements contained in your response to comment five from our letter of May 10, 2007 that the procedures disclosed in the proxy statement could require shareholders to incur up to an additional $50 in transaction fees. If you choose to retain the additional steps and fees related to conversion, as requested previously, please revise your disclosure to clarify what you consider to be a "minor amount" for processing the withdrawal of the shares from street name, as asserted on pages [10] and [49]. Additionally, please provide the basis for such characterization in light of the price paid per unit in HAC's IPO. Also, explain if such cost could be incurred even though shareholders ultimately do not need to convert shares because, for example, the transaction is not approved.

        RESPONSE: Please see the responses to comments nos. 5 and 11 above.

13.
We note your response to comment six and the related disclosure added to page [96]. Please revise to identify the categories of employees and the titles of the four officers. We note the statement that "each Rollover Stockholder will receive an amount of cash and shares of Harbor common stock in consideration for the transfer of his or her Elmet shares to us in the acquisition as a part of the closing consideration." We also note the statement that the prospective recipients will need to consider the proposed issuance and be asked to execute and become bound by "certain documents with respect to the proposed acquisition of Elmet by Harbor." Please revise to identify, and summarize the terms of, the "certain documents" that will be binding on the officers and employees. Please revise to address the risk that the officers decline to accept the shares. It is unclear, as a non-exclusive example, if the officers would be forced to terminate their employment—resulting in Harbor having to hire new officers and employees—if they decline to be bound by the certain documents.

        RESPONSE: In response to this comment, additional disclosure has been added on page 96 to include the titles of the four officers who may receive shares representing up to an aggregate of 8% of Elmet's outstanding common stock in the event Mr. Jensen elects to contribute the maximum amount of shares of Elmet common stock permitted by the stock purchase agreement and Elmet thereafter issues such maximum number of shares set forth therein. Disclosure regarding the categories of other employees of Elmet who may receive shares of Elmet common stock has also been added.

        In addition, in response to this comment, additional disclosure has been added on pages 96-97 to indicate that, in the event Mr. Jensen chooses to so contribute to Elmet a portion of his shares of

[CONFIDENTIAL TREATMENT OF PORTIONS OF THIS DOCUMENT REQUESTED BY
HARBOR ACQUISITION CORPORATION]

Elmet common stock and Elmet thereafter reissues shares of Elmet common stock to the up to 16 officers and employees of Elmet as described therein:

  •
  Each prospective recipient will need to consider whether or not to accept such shares and that acceptance of such shares (and entry into the agreements referenced) is not a condition to continued employment.

  •
  Each prospective recipient who elects to accept such shares will be required to sign an award or similar agreement with Elmet pursuant to which such prospective recipient will accept such shares, agree to certain resale restrictions as the shares will not be registered under the Securities Act of 1933, as amended, (the "Securities Act"), and agree to be bound, as a stockholder of Elmet, to the existing stock purchase agreement among Elmet, its existing security holders and Harbor.

  •
  Each prospective recipient who decides to accept such shares will be required to sign the Rollover Stockholder Letter Agreement, the current form of which is described in Section 1.3(a) of the stock purchase agreement and attached as Exhibit H thereto (beginning on page A-72 of the proxy statement).

  •
  Each prospective recipient who elects to accept such shares will also be required to sign the Noncompetition and Nonsolicitation Agreement the current form of which is described in Section 6.2(g) of the stock purchase agreement and attached as Exhibit I thereto (beginning of page A-76 of the proxy statement). The term of such agreements will be three years for recipients who receive 1% or more of Elmet's common stock and two years for all other recipients.

        Furthermore, in response to this comment, the above-described disclosure makes it clear that an officer's or other employee's decision of whether to accept any shares that Elmet may elect to issue to them is entirely his or her own and that his or her acceptance of such shares, and execution of such agreements, is not a condition to continued employment with Elmet. As a result, after consulting with Elmet, Harbor believes there is no material risk associated with the possibility of an Elmet employee declining to sign the referenced agreements or accepting the shares.

14.
In this regard, and as the officers may own 8% of the company's outstanding shares after the offering, please revise the text accompanying the table on page [169] to indicate the beneficial ownership of the officers assuming the maximum amount is transferred to the rollover shareholders.

        RESPONSE: At Elmet's request, Harbor respectfully notes that the Elmet officers referred to in the Management Equity Transfers description on pages 96-97 of the proxy statement may receive up to 8% of Elmet's, not Harbor's, common stock. The percentage of Harbor common stock that these persons may ultimately come to beneficially own in the event the Management Equity Transfers are completed fully and the proposed acquisition of Elmet by Harbor is completed will, collectively, be up to approximately 1.5%, although it is expected that no one of such Elmet officers or employees will beneficially own more than one percent of Harbor's common stock. In response to this comment, additional disclosure has been added on page 171 to indicate the number of shares of Elmet common stock, and related percentage ownership, that Mr. Jensen, Elmet's CEO, and the four officers of Elmet who may receive shares of Elmet common stock will beneficially own immediately prior to the completion of Harbor's proposed acquisition, as well as such information with respect to Harbor common stock assuming such proposed acquisition is completed.

[CONFIDENTIAL TREATMENT OF PORTIONS OF THIS DOCUMENT REQUESTED BY
HARBOR ACQUISITION CORPORATION]

15.
Please advise us of the exemption from registration that the company is relying on with respect to the shares that may be offered to the rollover shareholders, and the related exchange of Harbor and Elmet shares.

        RESPONSE: As described on page 96 of the proxy statement, the stock purchase agreement would permit John S. Jensen, Elmet's chief executive officer and principal stockholder, to contribute to Elmet immediately prior to the closing up to 1,730,740 shares of Elmet common stock, constituting approximately 11% of Elmet's total outstanding shares of common stock. To the extent (if any) that he elects to make such a contribution, Elmet will then be permitted to issue the contributed shares to up to approximately 16 officers and employees of Elmet. Page 96 of the proxy statement refers to this process as the "Management Equity Transfers" and any such officers and employees of Elmet who acquire Elmet shares as a result of such process as the "Rollover Stockholders." Harbor understands that Elmet currently intends to rely upon the exemption from registration provided by Rule 701 under the Securities Act of 1933, as amended (the "Securities Act") for purposes of the issuance of Elmet shares pursuant to the Management Equity Transfers, although Harbor also understands that Elmet reserves the right to pursue any other exemption from registration that may be appropriate.

        Harbor will be relying on Rule 506 under Regulation D for purposes of the issuance of Harbor shares to nine of the current Elmet stockholders and to the up to 16 Elmet officers and other employees who may acquire Elmet shares immediately prior to the closing in connection with the Management Equity Transfers. As described in the copies of Schedules A-1 and A-2 to the stock purchase agreement which Harbor provided as supplemental information to the Commission's staff on May 31, 2007, there are now a total of nine current Elmet stockholders who will be entitled to receive Harbor shares either at the closing or upon a subsequent exercise of a "Put Right" by any such stockholder. Each of those nine current Elmet stockholders is a party to the stock purchase agreement and is making in Section 2.23 of that agreement (on pages A-21 and A-22 of the proxy statement) certain representations and warranties as to their respective status as "accredited investors" and the acquisition and subsequent holding and disposition of Harbor shares which are designed to ensure compliance by Harbor and such stockholders with the provisions of Rule 506. As also described above in this response to comment no. 15, a total of up to 16 officers and other employees of Elmet may receive Elmet shares immediately prior to the closing as a result of the Management Equity Transfers and may therefore be entitled to receive Harbor shares ("Rollover Shares") in exchange for such Elmet shares at the time of the closing. Each of those potential additional Elmet stockholders will be required to execute a "Rollover Stockholder Letter" substantially in the form of Exhibit H to the stock purchase agreement (on pages A-72 through A-75 of the proxy statement) which is designed to ensure compliance by Harbor and each such holder of "Rollover Shares" with Rule 506 under Regulation D.

16.
We reissue prior comment nine. Please revise the introductory sentence after the bullet points on the cover page, the introductory sentence of the last Q&A on page two, the introductory sentence of the carryover paragraph on pages [17-18], and the introductory paragraph under "Purchase Price—Payment" on page [94] to quantify up front the estimated total consideration which appears to be between $123.8 million and $151.8 million. Details of the components of the consideration and assumptions underlying contingent payments and other matters may appear after the clear and quantified disclosure of the estimated total consideration.

        RESPONSE: The introductory sentence after the bullet points on the cover page, the introductory sentence of the carryover paragraph on pages 17-18, and the introductory paragraph under "Purchase Price—Payment" on page 94 have been revised in response to this comment.

[CONFIDENTIAL TREATMENT OF PORTIONS OF THIS DOCUMENT REQUESTED BY
HARBOR ACQUISITION CORPORATION]

17.
We note your response to comment 10 from our letter of May 10, 2007, and your revisions to disclosure to clarify that "December 2005 was the date at which Elmet's board of directors began actually considering the type of a transaction that is referred to with the disclosure in the proxy statement, namely a sale of the company or similar event..." We also note the statements made on behalf of Elmet regarding what must occur before any further exploration of recycling their capital. It appears that the September 2005 recapitalization was considered a precursor to a further liquidity event such as the one presented by the Harbor transaction. Please revise your proxy statement to reflect that the September 2005 recapitalization was designed to be a transaction which would prepare Elmet for a further liquidity event including. but not limited to, the type proposed between Harbor and Elmet.

        RESPONSE: Elmet has reiterated to Harbor that the September 2005 transaction was a separate and independent transaction the purpose of which was not to prepare Elmet for a further liquidity event. As noted in the May 31, 2007 response letter to comment no. 10 in the May 10, 2007 comment letter, the September 2005 recapitalization was a transaction intended to recognize that Elmet was no longer the risky credit to Elmet's commercial lender or to Elmet's professional investors that each had contemplated might be the case when the initial financing and investments were put in place in early 2004. Additional disclosure has been added to pages 54-55 of the proxy statement to make it clear that the September 2005 transaction was specifically intended to eliminate preferential provisions in Elmet's then existing financing documents, provide Mr. Jensen with greater certainty and clarity in his role as Elmet's CEO and provide some liquidity to Elmet's then existing investors.

Cover Page

18.
We note your response to comment 12 from our letter of May 10, 2007. Please revise to clarify the potential "profits distributions."

        RESPONSE: In response to this comment and the telephone conversation on July 23 with John Zitko of the Commission's staff, the descriptions of the "potential profits" distributions which appear in the carryover paragraph which begins on page 5, the carryover paragraph which begins on page 33, the portion of the carryover paragraph at the top of page 57, and the portion of the carryover paragraph at the top of page 91 have been revised to clarify that Messrs. Hanks, Dullum, Fitzpatrick and Young are not now entitled to receive any "profits distributions" from New England Partners Capital, L.P. based on the investments by such fund in Elmet and that no such distributions would likely be payable to those individuals if that fund were wound up in the near future.

Questions and Answers About the Proposals, page 1

19.
We note your response to comment 18 from our letter of May 10, 2007 and reissue the comment. Please revise here, page [77] and where appropriate to disclose whether or not and how the board considered Elmet's extensive debt as a factor in analyzing Elmet's enterprise value, separate and distinct from any valuation based on EBITDA or comparable company multiples, which may not take into account debt obligations. Note that this discussion should analyze the board's consideration of the value of Elmet at the time of the merger agreement, without taking into account any use of Harbor's trust funds or any anticipated value associated with Elmet by virtue of future debt repayments or future debt incurred to repay existing debt.

        RESPONSE: In response to this comment and comments nos. 20 and 31, two new paragraphs have been added to the answer to the first full question on page 3 and as the first two paragraphs on

[CONFIDENTIAL TREATMENT OF PORTIONS OF THIS DOCUMENT REQUESTED BY
HARBOR ACQUISITION CORPORATION]

page 77 to clearly disclose the amount that the three investment funds with which certain of the Harbor directors and officers are affiliated received in connection with Elmet's 2005 recapitalization and that a portion of Elmet's current debt was incurred to pay such amounts. As now described on page 77, Harbor's board of directors did consider these factors in their decision to establish a special committee but, for the reasons there stated, that special committee and the full board did not consider such payments of Elmet's debt as a factor in analyzing Elmet's enterprise value for purposes of determining the amount which Harbor bid for Elmet and ultimately agreed to pay under the stock purchase agreement.

20.
Also, please revise the discussion of the board's consideration of debt and debt repayment to reflect the amount of debt payments to the investors benefiting from the September 2005 recapitalization (including the funds your officers and directors represent) and the debt incurred by Elmet in order to make the equity payouts resulting from the September 2005 recapitalization.

        RESPONSE: Please see the response to comment no. 19.

21.
We note your response to prior comments 10 and 20. Please revise to elaborate on and clarify your officers' and directors' knowledge of Elmet's corporate actions and strategic planning, including during the time before Harbor's IPO.

        RESPONSE: Disclosure has been added to the second full paragraph on page 59 to elaborate on and clarify the knowledge that Messrs. Hanks, Dullum, Fitzpatrick, Young and Durkin had regarding Elmet's corporate actions and strategic planning. As there stated, no other Harbor director, officer, or special advisor had any knowledge of Elmet's corporate actions or strategic planning until the May 11 and 12 meeting of Harbor's management team. Harbor further confirms that when Harbor was formed in June 2005, none of Harbor's directors, officers or advisors had any knowledge of plans relating to the sale of Elmet.

22.
We note your response to prior comment 23 and reissue the comment. The terms of the merger agreement, including consideration to be received by the target's management, should be disclosed in quantified terms. Please revise to provide the requested disclosure, including the proposed paragraph.

        RESPONSE: In the interest of advancing the Commission's review process, Elmet has authorized Harbor to propose certain disclosure to be included in Harbor's definitive proxy statement as set forth below (redacted in the copy of this letter filed with the Commission via EDGAR pursuant to a request for confidential treatment pursuant to Rule 83 of the Commission's rules and regulations). The disclosure proposed below has been revised from that included in the response to comment 23 contained in the May 31, 2007 letter from the undersigned to quantify the consideration to be received by Elmet's chief executive officer and, on a collective basis, by the four other officers of Elmet. The discussion below now includes the specific consideration to be received by Mr. Jensen and that may be received, on a collective basis, by the four other Elmet officers in connection with the proposed acquisition. At Elmet's request, Harbor respectfully submits that the proposed disclosure for which confidential treatment is requested not be included in any preliminary proxy statement as such public disclosure may present commercial challenges to Elmet and Mr. Jensen, including employment and management issues, as Elmet and Mr. Jensen will not be discussing in detail the various benefits that Elmet's employees will receive as a result of the proposed acquisition by Harbor, including the proposed Management Equity Transfers and planned company-wide cash bonuses, until the definitive proxy statement is completed and distributed to Harbor's stockholders. Harbor and Elmet respectfully submit that no interest of Harbor's stockholders or the investing public in general will be served by

[CONFIDENTIAL TREATMENT OF PORTIONS OF THIS DOCUMENT REQUESTED BY
HARBOR ACQUISITION CORPORATION]

requiring this public disclosure prior to the definitive proxy statement and, in fact, such disclosure may have a detrimental effect on Elmet and its business.

        As noted above, Elmet has authorized Harbor to undertake that Harbor will include the disclosure set forth below near the top of page 9 as the last two paragraphs of the answer that begins on page 8 and as the second and third full paragraphs on page 78, and therefore as the last two paragraphs of the section entitled "The Purchase Price for Elmet" that begins on page 71:

  [Redacted in EDGAR filed copy pursuant to Rule 83 confidential treatment request].

Risk Factors, page [30]

23.
Please revise the second risk factor to quantify the debt "then outstanding" and as anticipated after closing the transaction, assuming the maximum amount of total consideration and maximum conversions. Also, revise page two and [77] consistent with this comment.

        RESPONSE: In response to this comment, the second paragraph of the second risk factor on page 30 and the carryover paragraph at the bottom of page 3 have been revised. However, no change has been made in response to this comment on page 77 (formerly, page 71), since that page describes only Elmet debt, which will no longer be outstanding after the closing of the acquisition.

24.
Please revise the first risk factor on page 40 and the description of Elmet's business to define "purchased products" in plain language.

        RESPONSE: The requested changes in disclosure have been made on pages 40, 130, 131 and 137 of the proxy statement.

Background of the Acquisition, page [52]

25.
We note your response to prior comment 28 and the statement on page [54] regarding Mr. Jensen's beginning to "realize the benefits of the acquisition." Please revise page [54] to explain in approximate, quantified terms his realization of the benefits of the buyout assuming the Harbor transaction is completed.

        RESPONSE: In response to this comment and in conjunction with certain changes made as noted in the response to comment number 17, certain disclosure has been revised on pages 54-55 at Elmet's request to indicate with greater clarity the changes made in connection with the September 2005 recapitalization. In that connection, the previous disclosure ("realize the benefits of the acquisition") referred to in comment no. 25 has been deleted. Disclosure of the amounts that Mr. Jensen will receive as a result of Harbor's proposed acquisition of Elmet has been added in response to comment no. 22 and Harbor respectfully directs the staff's attention to that response. As a result and at Elmet's request, Harbor respectfully submits that adding the staff's suggested disclosure in the paragraph noted on page 54 is not necessary as Mr. Jensen's potential realization, in quantified terms, will be included in the appropriate portions of the definitive proxy statement as described in the response to comment no. 22.

26.
We note the disclosure in the [first full] paragraph on page [59] with respect to Elmet's plans for a strategic transaction. Please revise to disclose the extent to which the Elmet board considered a possible business combination with any SPAC.

        RESPONSE: Although members of Elmet's board of directors, particularly the professional investors or representatives thereof, were generally aware of SPACs, Elmet's board of directors did not

[CONFIDENTIAL TREATMENT OF PORTIONS OF THIS DOCUMENT REQUESTED BY
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consider a possible business combination with any SPAC prior to the auction process conducted by Bigelow.

27.
We note your response to comment 38 and the disclosure added to page [61] relating to the reasons why Mr. Hanks believed a preliminary evaluation of Elmet by disinterested members of the management team was desirable. Given Mr. Hanks' experience as an Elmet director, revise to clarify what it was regarding the "sale or investment process and deadlines discussed during Mr. Hanks' May 4 call with Bigelow" that he did not already know and which led him to believe that Elmet would be available for acquisition by Harbor and met the profile of Harbor's potential targets." It appears that given Mr. Hanks' experience as a director of and investor in Elmet, and as the chief executive officer of a SPAC that had just completed its IPO, Elmet's availability and Harbor's target profile were apparent prior to the call from Bigelow.

        RESPONSE: The language on prior page 57 (now page 61) specifically included "Mr. Hanks' prior experience as an Elmet board member" as one of the reasons why he believed Elmet would meet the profile of potential acquisition targets and be available for an acquisition. Harbor has revised the sentence to clarify this point.

28.
We note the disclosure on page [60] and response to prior comment 46 from our letter of May 10, 2007. Please revise to disclose what prompted Messrs. Jensen and Albrecht to suggest that Bigelow contact Mr. Hanks. It is unclear when and how Messrs. Jensen and Albrecht became aware of HAC or determined that HAC may be interested in Elmet's sale process.

        RESPONSE: In response to this comment and at the request of Elmet, Harbor respectfully submits that no additional disclosure is required. As is the case with other members of the board of directors of Elmet (and boards of directors of other companies) directors usually are familiar with the activities of their fellow board members, including what other boards they may serve on, etc. Corporate governance advocates state that it is good corporate governance to know what your fellow board members are doing in their professional lives. Mr. Hanks' involvement with Harbor was a matter of public knowledge following the filing of Harbor's Form S-1 in June 2005 and was mentioned in informal conversations with other Elmet board members. Both Mr. Jensen and Mr. Albrecht were aware of Mr. Hanks' involvement with Harbor and the disclosure indicates that. This knowledge of Harbor was accumulated over time, just as various Elmet board members accumulated knowledge of other non-Elmet activities of their fellow board members over time. The disclosure with regard to the contact with Bigelow has been revised to clarify, as the last sentence of such paragraph already stated, that it was Mr. Albrecht who suggested that Bigelow contact Harbor. Bigelow, at Elmet's direction, focused on financial investors and financial buyers, with a focus on private equity firms and funds affiliated with investment banks, although other potential financial investors and financial buyers were welcome. We understand from Elmet that Mr. Albrecht suggested additional candidates to Bigelow for them to contact and Mr. Albrecht suggested the Harbor contact as disclosed on page 60. Mr. Albrecht's suggestion to Bigelow occurred in the middle of the period during which Bigelow was building its prospects list for Elmet. Other than wanting to suggest potential candidates for Bigelow to contact, Harbor understands that no other prompting for the call to Bigelow occurred. Accordingly, additional disclosure has not been added.

29.
Please revise pages [76-77] to disclose and address the amount of Harbor's initial offer for Elmet as compared to the valuation done in connection with the September 2005 recapitalization, and briefly explain the factors considered in ultimately deciding on a total consideration of up to

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  approximately $151 million. Clarify the Harbor board's consideration of the previous valuations in determining the initial offer amount.

        RESPONSE: An additional paragraph has been added as the third full paragraph on page 76 in response to this comment.

30.
Please revise page [67] and [92] to disclose the date as of which the board's evaluation and recommendation is effective. Revise where appropriate to indicate, if true, that the board's evaluation does not take into account Elmet's falling sales in 2006 to $55.0 million from $59.9 million in 2005.

        RESPONSE: In response to this comment, a new paragraph has been added as the third full paragraph on page 67 and the "Recommendation" paragraph on page 92 has been revised.

31.
Also, please clarify your disclosure that Harbor's special committee and its board "did not place any significant weight on" Elmet's outstanding debt because "all of Elmet's debt will be repaid at closing." Please explain how such levels of debt would not affect fairness simply because they were to be paid out of the acquiror's funds.

        RESPONSE: Please see the response to comment no. 19 above.

Fairness Opinion, page [80]

32.
We reissue comment 57. We note your response but see no revisions to your preliminary proxy. Please revise. It is still unclear what assumptions support some of the valuations. For example, it is unclear how the tabular information supplied under the publicly traded guideline company method equates to the specific valuation of between $144.8 million and $159.1 million disclosed on page C-15. Also, it is unclear what assumptions factored into the decision to discount multiples by 10% (as opposed to 5%, 50% or another amount) to account for Elmet's smaller size, higher leverage, and lower liquidity.

        RESPONSE: Houlihan has advised Harbor that it did not use assumptions to support its valuations, except to the extent that the assumptions which Elmet's management used in preparing the financial projections that Elmet's management provided to Houlihan might be considered as such. Those assumptions used by Elmet's management in preparing those projections are described in the response to prior comment no. 60 in the staff's May 31, 2007 comment letter, and Houlihan used those projections provided by Elmet management in connection with Houlihan's valuation of Elmet based on the income approach. Houlihan has advised Harbor that Houlihan did not use any assumptions to support Houlihan valuations of Elmet under either market approach.

        The valuations derived by Houlihan from the two market approaches (comparable transaction method and guideline company method) originally referenced in the Staff's comment no. 47 in its March 21, 2007 comment letter were derived from calculating the median and mean EBIT and EBITDA multiples from a group of comparable companies and applying a discount to those multiples. Houlihan did not rely on any assumptions in deriving its valuations based on each method. Rather, with respect to the guideline company method, Houlihan applied a discount of 10% to both the mean and median multiples to determine a range of valuations for Elmet. Houlihan has advised Harbor that standard valuation practice suggests that adjustments to market multiples generally range between 1% and 10%. (Harbor notes that the reference in the response to comment no. 60 in Harbor's May 31, 2007 response letter to a discount of ".. . 50% or some other amount" was provided for illustration purposes only and was outside of industry standard). As described on the top of page C-16 of the proxy

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statement, Houlihan performed a size, growth, leverage, profitability, turnover ratio and liquidity ("SGLPTL") analysis to compare the guideline companies to Elmet. Houlihan observed that Elmet was smaller in size than, had less growth over the latest twelve-month period than, was more highly leveraged than, was more profitable in terms of EBITDA margin than, was similar in terms of activity ratios to, and was less liquid than, the mean and median of the guideline companies. Using this information, but without the application of any assumptions, Houlihan applied a 10% discount (the most conservative discount within the 1%-10% standard range) to determine Elmet's valuation under the guideline company method. The 10% figure is Houlihan's estimate of the appropriate discount that should be applied to Elmet, using standard industry practice and based on Houlihan's observations of Elmet compared to the sample public companies.

        The valuation range of $144.8M and $159.1M is derived from multiplying the mean and median EBIT and EBITDA multiples of the guideline companies (after applying the 10% discount to each multiple) by Elmet's EBIT and EBITDA. These four calculations result in the range of enterprise values for Elmet. Harbor notes that the mean and median multiples appearing in the tables on pages 87 and C-15 were rounded to the nearest tenth, which made it impossible to calculate from the proxy statement precisely how the range of enterprise values was derived. Harbor has added footnote disclosure to each such table to disclose the precise multiple and clarify how the range in values was determined.

        Similarly, with respect to the market approach using the comparable transaction method, Houlihan again conducted a comparative analysis of the sample transactions to Elmet and applied adjustments to the range of multiples based on Houlihan's observations of Elmet's characteristics relative to the reference group. These adjustments are described in the carryover paragraph beginning on page 85 and on page C-12.

        The valuation based on the income approach (discounted cash flow method), was based on certain projections supplied by Elmet's management, as described in Schedule C to the proxy and on the top of page 88. Houlihan tested these assumptions and determined them to be reasonable.

        To arrive at a valuation using the income approach, Houlihan applied a 16% discount rate to the projected net cash flow for each of the five years in the projection period as well as to a terminal net cash flow value. Houlihan's determination of this discount rate was based on the weighted average cost of capital for Elmet, which was determined by Houlihan by taking into consideration an optimal equity and debt capital structure, the risk-free rate of return for long-term U.S. Treasury securities, specific industry risks, size premiums, company risks as they relate to Elmet, and Elmet's weighted average cost of debt as of the 2005 audited financial statements, all as disclosed at the top of page C-5. These factors contributing to the determination of the discount rate are objective and available to investment bankers that perform business valuations, except for the assessment of "company risk," which involves some subjective assessment of Elmet based on its history and financial information but it does not involve assumptions of future events.

        A paragraph has been added on page 84-85 to explain that modifications to the adjustments and assessments made by Houlihan as described in that section could effect the range of Elmet's enterprise value presented in the Houlihan report.

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33.
We reissue comment 59. We note the added disclosure but it does not appear to provide all of the applicable representations listed in Section II.D. 1 of the November 14, 2000 Current Issues Outline. Please revise to include the basis for the advisor's belief that shareholders cannot rely on its opinion, including (but not limited to) whether the advisor intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law.

        RESPONSE: The second full paragraph on page 81 has been revised in response to this comment.

34.
We note your response to prior comment 60 regarding Houlihan's assumptions. It appears that (i) the expiration of pricing collars for molybdenum at the end of 2007, as described on page [36], is inconsistent with the assumption that molybdenum will equal 2006 average price paid"; (ii) the increase in tungsten and other prices after fixed price contracts with Philips expire, as described on page [36] and elsewhere, is inconsistent with the assumption that the cost of "tungsten will remain at $11 per pound for Philips products and at contracted rates for non-Philips products"; and (iii) the significant increase in debt due to the commitment letter and revolving credit line is inconsistent with the assumption that there will be "no changes in debt structure." With a view to disclosure, advise us of the bases for these assumptions in light of the other disclosures. To the extent Harbor believes that expiring contracts, debt or other factors may significantly increase costs or debt structure that are inconsistent with the assumptions underlying Houlihan's opinion, please revise to specifically address such inconsistencies and highlight the risk of the board's reliance on such opinion.

        RESPONSE: As described in the response to prior comment no. 60, Elmet management provided to Houlihan in September and October 2006 five-year forecasts of Elmet's projected future operating results and the assumptions which Elmet management had used in preparing those management projections. As is normal for this type of projections and related assumptions, some of those assumptions have subsequently proven to be incorrect in light of subsequent developments and some of these developments have been favorable and others unfavorable. In particular, one of those assumptions was that (because of market conditions and the terms of Elmet's supply contracts) Elmet's cost of raw molybdenum and tungsten would remain consistent with those under the supply contracts which Elmet had in effect when those projections were prepared, and another of those assumptions was that "no changes in [Elmet's] debt structure or ownership is forecasted."

        As described on page 82 of the proxy statement, Elmet management's projections and the related assumptions were only a portion of the total information which Houlihan assembled, reviewed and analyzed for purposes of Houlihan's preparation of the fairness opinion. Furthermore, the fact that Elmet management's assumption about the future cost of raw molybdenum and tungsten will likely prove incorrect in light of subsequent developments with respect to the relevant markets and Elmet's supply contracts is only one factor to be evaluated with respect to Elmet's future operations, particularly since Elmet has traditionally been able to pass along to its customers most of the increases in the cost of its raw materials (and been required to pass along most of the decreases in such costs). Furthermore, although the Elmet-provided projections assumed "no change in [Elmet's] debt structure or ownership," Houlihan clearly understood, in preparing their fairness opinion, that a change in the ownership of Elmet would result from the transaction for which their opinion was being prepared and that Harbor would be paying all of Elmet's outstanding debt at the time of the closing in connection with that transaction.

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        As described in the response to comment no. 32 above, Houlihan did consider the level of Elmet's leverage, as one of several factors, for purposes of determining the appropriate discount which should be applied in determining Elmet's enterprise value based primarily on Elmet's EBITDA and EBIT, as compared to the market valuations of the other comparable companies described in the Supplement on pages C-5 through C-20 of the proxy statement. However, the result of that consideration of the level of Elmet's leverage (as compared to that of the other comparable companies), along with Houlihan's consideration of Elmet's relative size, growth, profitability, turnover ratio and liquidity to that of the other comparable companies, was to utilize a discount of 10% to the multiples of Elmet's EBITDA and EBIT in calculating the Elmet valuation, which represents the most conservative discount within a standard range. More important, this limited effect of Elmet's debt on Houlihan's valuation was based on Elmet's then-current level of debt, and not any assumptions regarding Elmet's projected level of debt (or, for that matter, Harbor's projected level of debt). Elmet's projected level of debt was only relevant to determine interest expense for purposes of Elmet's internal financial projections, but was not considered by Houlihan in connection with its valuation of Elmet's enterprise value, which does not include consideration of future interest payments. Furthermore, as described in the response to former comment no. 60, Houlihan's fairness opinion was of Elmet and not Harbor, and the scope and purpose of Houlihan's opinion did not address trust and debt and debt repayment at the Harbor level.

        In light of these considerations, Harbor believes that any inconsistencies which may now exist between current circumstances and the assumptions upon which the September/October 2006 projections provided by Elmet were based are not sufficiently material to result in any significant risk to Harbor's stockholders because of the reliance of Harbor's board of directors on Houlihan's fairness opinion for the purposes described under "Fairness Opinion of Houlihan Smith & Company, Inc." on pages [80] through [88] of the proxy statement.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page [109]

35.
We note your response to comment 65 from our letter dated May 10, 2007 stating that 72% of the purchase price is going to goodwill. We also note that the management-led buyout of Elmet on January 1, 2004 resulted in a purchase price of $29.5 million and that the current purchase price of Elmet is now $111.5 million. We reiterate our request for you to please explain to us the specific factors that contributed to a purchase price resulting in recognition of goodwill. This explanation should not reiterate that goodwill is what remains after the purchase price is allocated to the revalued assets and allocated to the intangible asset.

        RESPONSE: In response to this comment, an additional paragraph has been added to Note 4 to the Pro Forma Financial Statements ("Allocation of Purchase Price") on pages 118-119 explaining the specific factors which Harbor believes have resulted in a purchase price for Elmet which will result in Harbor recording significant goodwill from its acquisition of Elmet.

36.
In adjustment b of the Balance Sheet adjustments you report $20,601,000 of assumed Long-term debt (excluding current portion). We note that Elmet's balance sheet reports $19,956,000 for this account. Please explain to us the reason for the $645,000 difference and revise the document to clarify.

        RESPONSE: The $19,956,000 of Elmet's long-term debt (excluding current portion) was recorded in Elmet's balance sheet as of April 1, 2007 net of $645,000 debt discount. When the $8,500,000 principal amount of Elmet's subordinated notes was originally issued as of December 31, 2004, the purchasers of those notes also received common stock purchase warrants. The proceeds from the sale

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of the subordinated notes and the warrants were allocated to the respective securities based on their relative fair values at the date of sale in accordance with APB No. 14. The proceeds allocated to the warrants was recorded as a reduction of the related debt as "debt discount," which discount is being accreted back (as additional interest expense) over the life of the notes or in connection with the earlier prepayment of an aggregate of $5,645,000 principal amount of the subordinated notes which occurred in January and September 2005. At April 1, 2007, the remaining "unamortized" debt discount on the $3,143,000 principal amount of the then outstanding subordinated notes was $645,000 (as reported on page F-42). In accordance with purchase accounting, Harbor will include the full principal amount of all of Elmet's outstanding notes of $20,601,000 as part of the purchase price for Elmet, and that amount has therefore been used for purposes of preparing the pro forma purchase price allocation.

37.
We note the amounts represented by December 31, 2006 pro forma adjustments h through k have changed since the last Proxy filed. Please explain to us the reason for the changes.

        RESPONSE: Footnote 3(h) was added to amendment number 3 to the preliminary proxy statement filed on May 31, 2007 ("Amendment No. 3") to reflect the additional cost of sales associated with the fair market value of the inventory. Footnote 3(i) was revised in Amendment No. 3 to correct an error in the calculation used in amendment number 2 to the preliminary proxy statement filed on April 12, 2007 ("Amendment No. 2"). The pro forma adjustment to property, plant and equipment was an increase of $7,752,000, which resulted in additional pro forma depreciation expense of $576,000 for the year ended December 31, 2006, based on the estimated remaining lives of the related assets. Footnote 3(j) was revised in Amendment No. 3 because, at the time of the filing of Amendment No. 2, Harbor had not yet received the independent appraisal of the fair value of Elmet's purchase agreement with Philips and assumed, for purposes of Amendment No. 2, that the fair value that intangible assets was $2,474,000. That appraisal, when received, provided that Elmet's purchase contract with Philips should be valued at $2,015,000, and that amount was therefore reflected in Amendment No. 3. Because of the lower valuation of that intangible asset, the annual amortization of that asset over its seven-year life was reduced to $288,000. Footnote 3(k) was revised in Amendment No. 3 to increase the purchase price being paid for Elmet, in accordance with the stock purchase agreement, to include $2,625,000 because of the assumed July 31, 2007 closing date for the acquisition. Since the proxy statement now being filed assumes a closing date of August 31, 2007, a total of $3,000,000 of such additional purchase price is being assumed. That additional purchase price, which is payable by Harbor at closing, reduces the amount of interest income which Harbor is deemed to earn for purposes of the pro forma income statements.

Directors and Executive Officers, page [163]

38.
We note your response to prior comment 68. Please disclose the information requested by Item 402, including your proposed disclosure and tabular and other information responsive to Item 402(c) and (e). Also, disclosure should be provided for directors such as Messrs. Cady and Fitzpatrick even though they are not anticipated to be continuing as officers or directors.

        RESPONSE: In response to comment no. 68 of the May 10, 2007 comment letter, and based upon a follow-up telephone call between the undersigned and Messrs. Zitko and Lopez of the Commission's staff, Harbor requested that Elmet prepare the disclosure contemplated by Item 402(b) with respect to Elmet as described in that comment no. 68. That disclosure was submitted in the unredacted response letter from the undersigned dated May 31, 2007 and is reiterated below, together with additional disclosure requested by comment no. 38 of the July 12, 2007 comment letter. That disclosure describes

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the compensation which Elmet has paid to each of its "named officers" as described therein, and the stock purchase agreement provides that each of such named officers will continue as officers of Elmet, as Harbor's operating subsidiary, following the closing.

        However, as previously noted, at Elmet's request, Harbor respectfully submits that, as a private company, Elmet does not follow the same procedures that public companies generally follow and, in particular, the compensation (except for compensation specifically required by John Jensen's employment contract through December 31, 2008) of Elmet's officers who become "named executive officers" of Harbor (including certain officers of Elmet, as Harbor's operating subsidiary) will in the future be determined by the applicable Harbor governing body, which would currently be the compensation committee of Harbor's Board of Directors. The members of that committee will be some or all of Harbor's independent directors rather than the current members of Elmet's board of directors which have made such compensation decisions for the Elmet officers in the past. In addition, Harbor respectfully submits, at Elmet's request, that Elmet is a private company and Elmet's officers (except for Mr. Jensen, Elmet's CEO, and Carl Miller, Elmet's CFO) are not aware of the compensation which any of the other Elmet officers has received in the past. Accordingly, Elmet submits that Elmet may suffer competitive harm and business disruption, including with employees and members of management, in the event Harbor sets forth in a preliminary proxy statement filing the compensation disclosure contemplated by Item 402 with respect to each of Elmet's officers other than Mr. Jensen.

        However, in the interests of advancing the Commission's review process, and without acknowledging that such disclosure is required either due to its materiality or by the Commission's rules and regulations, Elmet has authorized Harbor to propose the disclosures concerning the historical compensation of Elmet's officers to be included in Harbor's definitive proxy statement as set forth below (redacted in the copy of this letter filed with the commission via EDGAR pursuant to a request for confidential treatment pursuant to Rule 83 of the Commission's rules and regulations). Harbor proposes that the disclosure set forth below will appear in Harbor's definitive proxy statement immediately following the description of Elmet's executive officers under "Management" and prior to the heading "Customers" (which now appears on page 134 of the amended preliminary proxy statement), and will be referenced under "Anticipated Employment Arrangements for Certain Executive Officers" (which now appears on page 168 of the amended preliminary proxy statement). At Elmet's request, Harbor respectfully submits that the proposed disclosure set forth below contains disclosure which is materially responsive to Item 402 with respect to Elmet's officers but omits the title "Compensation Discussion and Analysis" and certain items that are not applicable to Elmet as a private company. Moreover, inclusion of certain of the Elmet officers in this disclosure does not constitute a determination by Harbor that each such officer will be an "executive officers" or "named executive officer" of Harbor if Harbor completes its proposed acquisition of Elmet.

        As noted above, Elmet has authorized Harbor to undertake that Harbor will include the disclosure set forth below concerning the historical compensation to Elmet's officers at the end of the section of the definitive proxy statement entitled "Management" and prior to the section entitled "Customers" on page 134 of the preliminary proxy statement:

  [Redacted in EDGAR filed copy pursuant to Rule 83 request for confidential treatment]

        With respect to Harbor's directors and officers, the carryover paragraph on pages 167-168 has been expanded to state the amount of expense reimbursement which Harbor has paid to each of its directors and officers (including both such individuals as will continue following the closing and those who will then resign) during the period from the completion of Harbor's IPO on May 1, 2006 through

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March 31, 2007. As described on page 167, except for such expense reimbursement and the $7,500 per month fee which Harbor has paid to an affiliate of Messrs. Hanks and Dullum for office space and administrative support, no compensation of any kind has been or will be paid to any of Harbor's initial stockholders, officers or directors, or their respective affiliates for their services through the closing of the acquisition. In response to this comment, please also note that Mr. Cady is a Harbor director (who will resign upon the closing of the acquisition) but that Mr. Fitzpatrick, who is Harbor's vice president and chief financial officer (and will resign from such offices upon the closing of the acquisition), is not now, nor ever has been, a director of Harbor.

Note 11—Capital Stock and Warrants, page F-l5

39.
We note your response to prior comment 72. It appears you are not using the market approach, as discussed in paragraph 49 of the AICPA Technical Practice Aid, but are basing the fair value of the company on an arms-length cash transaction, as discussed in paragraph 11. Please confirm which method you are using and explain how the management buy-out on January 1, 2004, is consistent with the applicable criteria in the practice aid. We also note you have allocated $24.5 million of the fair value to interest-bearing debt. Please provide us with a schedule describing the components of this debt, including significant terms, and explain your basis for this allocation. According to your response, the remaining fair value was allocated among the classes of equity using an option-pricing method. Tell us the key assumptions used in the method and discuss how sensitive the value assigned to common stock is to changes in the assumptions. Tell us the factors you considered in deciding to omit a discussion of the valuation, allocation and underlying assumptions in the discussion of your critical accounting policies in MD&A.

        RESPONSE: : At the request of Elmet, Harbor respectfully submits the following in response to this comment:

        Elmet based the fair value of Elmet on an arms-length cash transaction, as discussed in paragraph 11 of the AICPA Technical Practice Aid. The "Arm's Length Cash Transaction" method referred to in paragraph 11 of the AICPA Technical Practice Aid is one method under the Market Approach. Accordingly, Elmet referred to its method as a Market Approach. Accordingly, in the response to prior comment 72 contained in the May 31, 2007 letter from the undersigned, Elmet referred to its approach as the Market Approach. The management buyout of Elmet on January 1, 2004 is consistent with the criteria and condition requirements described in paragraph 11 as the equity securities issued that day were the same securities for which the fair value determination was made and the transaction was then a current transaction between willing parties, that is, other than in a forced or liquidation sale and other than under terms or conditions arising from a previous transaction.

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        Set forth below is a schedule, as requested, which describes the components of the $24.5 million of interest-bearing debt:

(in thousands)
Interest-bearing debt
Note payable, due in monthly principal installments of $102,334, plus interest at Prime or at LIBOR plus a spread based on performance, as defined in the agreement, through June 30, 2008, at which time all outstanding principal (estimated to be approximately $716,000) and unpaid interest will be due in full; collateralized by substantially all assets of the Company.	$6,200
Line of credit with a bank (could borrow up to the lesser of $6,000,000 or the borrowing base, as defined in the agreement). Interest is due monthly at either the 30-day LIBOR plus a performance-based spread, as defined in the agreement or at the Prime Rate. The line is collateralized by substantially all Company assets.	3,052
Note payable, due in monthly principal installments of $69,445, plus interest at Prime or at LIBOR plus a spread based on performance, as defined in the agreement, through December 31, 2006; collateralized by all assets of the Company.	2,500
Note payable, due in monthly principal installments of $15,818 (increasing each year to $19,321 in 2008), plus interest at Prime or at LIBOR plus a spread based on performance, as defined in the agreement, through June 30, 2008, at which time the outstanding principal balance (estimated to be approximately $3,327,000) and unpaid interest will be due in full; collateralized by substantially all assets of the Company.	4,248
Subordinated debentures payable to related parties (holders of preferred stock), principal due December 31, 2008, interest is payable monthly at 12.5%; collateralized by substantially all Company assets; subordinate to bank debt.	8,500

Total	$24,500

        Elmet believes that the terms above consist of customary terms for debt instruments of a privately-held company of this size with similar financing needs at the date of the financing. Therefore, since the terms are consistent with the market in which the debt was offered, it is reasonable to value the debt at its face value. Accordingly, Elmet allocated approximately $24.5 million of the enterprise value to debt.

        Under the option-pricing method, the value of the common stock is estimated as the net value of a series of call options, representing the present value of the expected future returns to the common stockholders. Essentially, the rights of the common stockholders were equivalent to a call option on any value of Elmet's equity in excess of the liquidation preference of the preferred stock, with adjustment to account for the rights retained by the preferred stockholders related to their share in any value at which they would convert to common stock. Thus, the common stock can be valued by estimating the value of its share in each of these call option rights at each of the following breakpoints, or exercise prices:

  •
  $6,200,000—The equity value at which the preferred stock liquidation preference is satisfied (original purchase price of $5,000,000 plus the 6% annual dividend for the four year period prior

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    to the assumed liquidity event). The liquidation preference also included the amount the preferred stockholders would have received had they converted to common stock. However, since that incremental benefit is shared equally among all shareholders, it does not factor into the liquidation preference for this purpose.

  •
  $27,000,000—The value at which the Preferred Stock would convert to common stock. Because of the nature of the liquidation preference, it would be unlikely that the preferred stockholders would convert to common stock, as they would lose their liquidation preference. Any exercise price of $27 million or more yields a calculated value of zero for this option using the Black-Scholes Option Pricing Model with the assumptions described below. Harbor understands that Elmet believes that it is reasonable to assume the preferred stockholders would not convert to common stock unless the overall equity value exceeded that amount.

        Based on the exercise prices above, there are three option values that need to be calculated. They are:

  •
  Option # 1, which reflects the value of Elmet's total equity, as it has an exercise price equal to zero. The value of Option #1 is the base value of the preferred stock, to be adjusted by the call option values (Option #2 and Option #3 below) attributable to the common stock.
  •
  Option # 2, which reflects the value of the call option on future equity values in excess of the face value of preferred stock plus cumulative dividends ($6,200,000). The common stockholders' proportionate allocation (59.36%) of the value of Option # 2 is a reduction to the value of Option # 1 in determining the value of the preferred stock.
  •
  Option # 3, which reflects the value of the call option on future equity values in excess of the equity value at which it would be optimal for the preferred stockholders to convert their shares to common stock. Because of the high exercise price ($27,000,000) for this call option, there is no resulting value and the option has no impact on the results.

        Therefore, the value of the common stock is equal to the value of its proportionate share of Option # 2.

        The value of these options was estimated using the Black-Scholes Option Pricing Model, using the following key assumptions in addition to the exercise prices discussed above:

  •
  Underlying value of Elmet's equity—Estimated to be approximately $5 million as stated in the response to prior comment 72.
  •
  Expiration date—4 years was assumed to be reasonable given the nature of Elmet, its business, and the likely holding period of its new owners.
  •
  Volatility—assumed to be 15 percent over the four-year period prior to the assumed liquidity event in 4 years.
  •
  Risk-free rate of interest—assumed to be 3.25% based on the 5-year constant maturity Treasury bond yield as of January 1, 2004.

        Using the assumptions detailed above resulted in the following values for each of the three call options:

Option # 1	—	$5,000,000
Option # 2	—	425,248
Option # 3	—	0

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The calculation of the preferred stock and common stock values based on the values of each of the three call options is presented below:

Components of Equity Values:	Preferred	Common	Total
Value of 1st option	5,000,000	—	5,000,000
Value of 2nd option*	(252,427)	252,427	—
Value of 3rd option	—	—	—

	4,747,573	252,427	5,000,000

*
The value of option 2 ($425,248) multiplied by the proportionate share of common stock on a fully diluted basis (11,872,000 shares of common stock out of 20,000,000 shares on a fully diluted basis, or 59.36%).

        The option pricing model did not account for the fact that the warrant holders possess a put right that sets a floor of six times the most recent 12 months EBITDA. Since the EBITDA multiple reflected in the sale on January 1, 2004 approximated 3.5 times, the effect of the put right was to supersede the common stock value until some indefinite future time when Elmet may sell at a higher multiple. The existence of this put right results in a very low sensitivity of the common stock value to changes in the key assumptions as the put value is greatly in excess of the common stock value at a wide range of variability in the key assumptions. The following table summarizes the impact of hypothetical changes in the key assumptions to the initial calculated value of the common stock:

Key Assumptions	Low	Base (Used)	High
Risk-free rate	3.0%	3.25%	3.5%
Volatility	10%	15%	20%
Term	3 yrs	4 yrs	5 yrs
Exercise price of Option # 2	$5,900,000	$6,200,000	$6,500,000
Initial Calculated Value of Common Stock	112,742	252,427	427,202
Less Warrant Put Rights	(112,742)	(252,427)	(427,202)

Fair Value of Common Stock	—	—	—

        In order to assess the impact of changes in key assumptions individually, Elmet offers the following points:

  •
  For each 1% increase in the volatility assumption, the initial calculated value of the common stock goes up approximately $23,500. For example, a volatility assumption of 20% yields an initial calculated value of common stock of approximately $370,000, assuming the other assumptions stay the same.
  •
  An increase in the expiration date of one year increases the initial calculated value of common stock by approximately $31,000.
  •
  Increasing the risk free interest rate to 3.5% increases the initial calculated value of common stock by approximately $10,900.

Note 13—Commitments and Contingencies, page F-18

40.
We have reviewed your responses to our prior comments on environmental remediation issues, as well as your footnote disclosures on pages F-37 and F-47. In your letter dated April 12, 2007, you discuss four environmental conditions. It remains unclear to us whether you are of the view that

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  material adverse impacts from each of these liabilities are remote or reasonably possible. If reasonably possible, we would expect more detailed and specific disclosures concerning the issues, including disclosures regarding the indemnification by Philips and other items discussed in SAB Topic 5Y. Please advise.

        RESPONSE: At Elmet's request, Harbor informs the staff that Elmet has determined that a material adverse impact from any of the four environmental conditions is remote.

Annexes

41.
We note your response to prior comment 76 and reissue the comment. Please include as an appendix Schedule A-2 to the purchase agreement.

        RESPONSE: On May 31, 2007, Harbor provided to John Zitko as supplemental information, and under a confidentiality request, copies of Schedules A-1 and A-2 to the stock purchase agreement. To assist the staff's review of the amended preliminary proxy statement being filed with this response letter, additional copies of those two Schedules are being delivered to Mr. Zitko with a similar confidentially request.

        In response to this comment, Harbor proposes, with Elmet's consent, to include, instead of Schedule A-2, Schedule A-1 to the stock purchase agreement in Annex A to the definitive proxy statement after deleting from the form of Schedule A-1 being provided to Mr. Zitko the legends which appear in brackets at the top and bottom concerning the confidentially request and the legend stating "Highly Confidential" at the bottom of that Schedule A-1. As more fully described below, Harbor and Elmet respectfully submit that Schedule A-2 will not provide an investor with any additional information that an investor should rely upon and, in fact, provision of Schedule A-2 would be misleading to an investor. Harbor and Elmet respectfully submit that Schedule A-1, together with the various proxy statement disclosures (including, in particular, those referenced in the responses to previous comments described in this letter) pertaining to (a) the interests of entities affiliated with Harbor or its directors or officers, (b) Mr. Jensen's interests, (c) the potential management equity transfers and (d) the interests, collectively, of the four officers of Elmet who may receive shares of Elmet common stock in connection with the Management Equity Transfers, provide an investor with all of the relevant information that may be material and that is currently determinable and that will be determinable as of the date of the mailing of the definitive proxy statement. A Harbor stockholder will understand in clear, quantified terms (i) what Harbor is paying for Elmet, (ii) what affiliates of certain of Harbor's officers and directors will receive, (iii) what Mr. Jensen will receive, and (iv) what officers of Elmet may receive. Harbor investors will also have Schedule A-1 identifying the other stockholders of Elmet as of the date of the stock purchase agreement and their respective holdings of Elmet stock and warrants, which schedule may change in a way that is disclosed (i.e., the potential Management Equity Transfers) prior to closing, but that is not material to a holder of Harbor common stock.

        Harbor respectfully submits that Schedule A-2, which was provided supplementally to the staff, will not provide a Harbor investor with any additional information that an investor should rely upon and in fact would be potentially misleading. First, Schedule A-2 was not intended to be a disclosure document as it presents an incomplete, hypothetical scenario in terms of assumed purchase price, transaction expenses, escrow and other matters described more fully below. For example, the column "Portion of Cash Purchase Price allocable to each stockholder at closing" is significantly different from the $76.5 million that is currently estimated to be paid at closing, as that column does not include the actual (or even currently estimated) purchase price, the escrow payment, tax withholdings, etc.

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Schedule A-2 also presents a potential allocation of the Management Equity Transfer shares in the event Mr. Jensen determines to make the contribution of shares in their entirety. This was a preliminary, non-binding allocation that Mr. Jensen considered, for illustrative purposes, at the time of the execution of the stock purchase agreement. Schedule A-2 has never been presented to any of the potential recipients in the Management Equity Transfers and may be unilaterally amended by Elmet and Mr. Jensen (as stated at the bottom of Schedule A-2). Further, the breakdown of shares and cash to Mr. Jensen and the prospective Management Equity Transfer recipients can vary not just in the event Mr. Jensen varies the allocation among the prospective recipients, but also based upon each individual Management Equity Transferee's individual tax withholding circumstances (including, for example, how different closing dates impact tax withholding), escrow payment obligations and for other variables, none of which are material in any respect to any Harbor stockholder.

        Accordingly, while Harbor did provide a copy of Schedule A-2 to the stock purchase agreement to the staff as supplemental material as requested by the staff, Harbor respectfully submits that Schedule A-2, including its hypothetical, incomplete detail is potentially misleading if included in the proxy statement and is, under any circumstances, not material in any respect to a Harbor stockholder's decision as to whether to vote in favor of the proposed acquisition. Schedule A-1, together with the significant disclosures with respect to affiliates of Harbor's officers and directors, Mr. Jensen and the four officers of Elmet previously requested by the staff, provides a stockholder of Harbor with all of the applicable information that a Harbor stockholder needs to make an informed decision with respect to the proposed acquisition of Elmet. At Elmet's request and on Elmet's behalf, Harbor respectfully submits that Elmet believes, in fact, that the disclosure with respect to its stockholders is not material to any Harbor stockholder's decision, but in the interests of advancing the Commission's review, Elmet is willing to permit Harbor to include the aforementioned disclosures and a copy of Schedule A-1 in the definitive proxy statement.

        Please contact either the undersigned or Andrew Myers of this firm should you have any questions or requests for additional information with respect to this filing. Thank you for your assistance.

Very truly yours,
/s/ JOHN CHAMBLISS
John D. Chambliss
cc:
Robert J. Hanks, Chief Executive Officer
Todd A. Fitzpatrick, Chief Accounting Officer
Andrew D. Myers, Esq.

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